UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

BioClinica Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09071B100
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  09071B100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 854,119
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 854,119
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 854,119
WITH	10	SHARED DISPOSITIVE POWER 854,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.63%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

BioClinica Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

    826 Newtown-Yardley Road
    Newtown, Pennsylvania 18940

Item 1(c). Title of Class of Securities:  Common Stock

Item 1(d). CUSIP Number: 09071B100

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa Investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares were purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

The securities of the issuer were acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer. NIA now seeks to influence certain actions and decisions by the Board of Directors of the issuer, as reflected in the correspondence annexed as an exhibit to this filing.

Item 5.
(a)	Shares Outstanding:		15,158,437
(b)	Amount beneficially owned:		854,119
(c)	Percent of class:		5.63%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	854,119
	(ii)	Shared power to vote or to direct the vote:	854,119
	(iii)	Sole power to dispose or to direct the disposition of:	854,119
	(iv)	Shared power to dispose or to direct the disposition of:	854,119

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Letter dated September 28, 2010 from Nicusa Capital Partners, L.P. to Board of Directors of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

September 28, 2010
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title

Nicusa Capital
17 State Street
16TH Floor – Box 130
New York, NY  10004

212-293-3402

September 28, 2010

Dr. David E. Nowicki
Chairman of the Board
BioClinica, Inc.
826 Newtown-Yardley Rd.
Newtown, PA  18940

Dear Dr. Nowicki and the Board of Directors of BioClinica:

As of September 28, 2010, Nicusa owns 854,119 shares, or approximately 5.6%, of the outstanding shares of the Company.  We have owned BioClinica stock since May 2007 and have been on file as a 5% holder since July 2007.

We continue to believe that the Company’s core imaging business has the potential to create shareholder value and is worth substantially more than the current stock price.  However, management’s eclinical acquisition strategy is flawed and is destroying shareholder value.  Furthermore, management has failed to demonstrate that there are any synergies between the two businesses.

In the most recent quarter revenues were the second highest in the Company’s history, while operating margins were the lowest since June 2007 and 32% lower than the average of the prior three quarters, continuing a trend of deteriorating financial performance.  We have formulated three scenarios to account for this: the profitability of the imaging business has been reduced; the profitability of the eclinical business has not met expectations; or the integration of the businesses has proven more difficult and less synergistic than management expected.  Due to management’s unwillingness to provide a financial breakout of the two businesses, we can only make conjectures.  Regardless, each of these scenarios calls into question the management of either the core imaging business or the eclinical strategy.

We have communicated our strategic concerns to the Board of Directors on several occasions and, in June 2010, we publicized these concerns in a 13D filing.  We have yet to receive a response, necessitating this public filing.

We are advocating to BioClinica’s shareholders that:

•	Dr. David Nowicki resign as Chairman of the Board of Directors
•	Mr. Mark Weinstein resign as CEO
•	Mr. Ted Kaminer resign as CFO

Although Dr. Nowicki possesses, according to the Company's proxy, "medical training and knowledge of the healthcare industry" we would like our Chairman to also have outside business experience.  As such, we do not believe he is qualified to be Chairman.

Moreover, the Chairman of the Board at any company, in our view, should serve as a check on any excesses by management, and represent the owners of the business.  As stated in the Company’s proxy, “The Company’s board leadership structure has separated the Chairman of the Board and President and Chief Executive Officer roles into two positions.”  This should serve to institutionalize the balance of power between the named executives and the Board, enabling the Chairman to serve as a check on management.

However, Dr. Nowicki has failed in this role.  He has been co-opted by management and has bought into a failed strategy, even participating as management on the two most recent quarterly earnings calls.  Dr. Nowicki cannot claim to be objectively evaluating a strategy that he is actively, and publicly, defending.  As such, he can no longer claim to be an advocate for shareholders, and he should resign as Chairman.

Mr. Weinstein is personally responsible for the Company's failed, and costly, investment in CapMed.  Following that debacle, the Board has allowed him to embark on a costly, imprudent, and poorly executed eclinical acquisition strategy.  Despite a lack of evidence that this strategy can succeed, he has increased our commitment to it.  In the meantime, the core imaging business appears to have been under-managed.

Moreover, he is unwilling to engage in a constructive discussion with shareholders as to how the eclinical business might produce an attractive return on the $30 million spent so far.  A CEO must be responsive to and willing to engage with shareholders, especially in challenging times.  Mr. Weinstein is the architect of multiple failed investment strategies, and is unwilling to engage in a substantive dialogue with shareholders.

We also believe that the Company needs a stronger CFO.  Mr. Kaminer has repeatedly proven unable to articulate the Company’s financial strategy and has refused to provide even the most basic transparency into the relative performance of BioClinica’s two businesses.  Furthermore, he has neither a command of the Company's financials, nor a willingness to explain them to shareholders.

The stock closed at $3.46 on September 27, 2010, down 13.7% from one year ago and up only 13.8% from five years ago, while the S&P 500 is up 13.3% and 12.0% over the same periods.  You have accused us in the past of focusing only on the short term, but in five years, despite increasing the Company's book value by 193% from $17.9 million to $52.6 million, you have added only 13.8% to the stock price.  Put another way, you have nearly tripled the amount of money invested in the business, but the stock has barely budged.

Investors have voted.  They do not trust management and they have no confidence in the Company’s strategy.  The stock now trades roughly at the Company’s most recent book value of $3.47 per share.  Despite an investment of $30 million, investors believe that BioClinica is worth no more than the accounting value of its assets.  We do not believe this is a fair valuation, as we stated earlier, but only a different management team will be able to realize value at BioClinica.

If the Board cannot find suitable replacements for Mr. Weinstein and Mr. Kaminer and a new Chairman to replace Dr. Nowicki, the Company should explore strategic alternatives.  The imaging and eclinical industries are consolidating, and shareholders might be best served if we take advantage of current acquisition activity.

The Company’s proxy states “Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates”, while requiring that “the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least one year.”

While we would prefer to have our demands met voluntarily and expeditiously, and think that would be best for all stakeholders, we are prepared to propose a slate of Directors in 2011.  We have experience and have had success in similar situations.  Please refer to our March 2, 2010 13D filing in Metropolitan Health Networks and subsequent events there for illustration.  As we noted in our last letter, you received only 67% of shares voted via the 2010 proxy.  Please consider how shareholders will vote when presented with a credible alternative.

Sincerely,

Paul Johnson